

December 19, 2014

Terri A. Pizzuto
Executive Vice President, Chief Financial Officer and Treasurer
Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, IL 60523

> **Re:** **Hub Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 000-27754**

Dear Ms. Pizzuto:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 15

Results of Operations, page 17

Year Ended December 31, 2013 Compared to Year ended December 2012, page 17

1. We note that transportation costs are material to your results but you do not provide a direct discussion and analysis of this line item. We further note your risk factor in which you state that relatively small increases in your transportation costs that you are unable to pass through to customers are likely to have a significant effect on your gross margin and operating income. In view of these, please revise your disclosure to provide a direct comparative discussion and analysis of these costs in addition to your current disclosure that is in the context of gross margin. In doing so, please disclose the material components of which these costs consist. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of transportation costs that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow

investors to discern the relative contribution of each component cited to the total change in transportation costs (i.e., quantify the component). In addition, the impacts of material variances in differing components of transportation costs that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please revise your disclosure as appropriate.

Liquidity and Capital Resources, page 23

2. In regard to cash flows of operating activities, we note that it increased by $24.5 million, or 26.4%, for the year ended 2013 versus 2012, and that it decreased by $23.3 million, or 28.4%, for the nine months ended 2014 versus 2013. However, there is no analysis of these variances. Please provide a comparative analysis of your operating cash flows between comparable periods for all periods presented in the statements of cash flows. In doing so, please note that your analysis should focus on factors that directly affect cash, and not merely refer to noncash items, results of operations, items reported in the statement of cash flows or changes in line items presented in the balance sheet without discussing how such items directly affect operating cash flows. Refer to Item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In your analysis, please quantify all variance factors cited and that the analysis addresses factors in substantial explanation of the total variance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terri A. Pizzuto
Hub Group, Inc.
December 19, 2014
Page 3

     You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

                                 Sincerely,

                                 /s/ Lyn Shenk

                                 Lyn Shenk
                                 Branch Chief